Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(UNAUDITED)

	Three Months Ended
	February
	2008	20007

Item 6.

Weighted average shares outstanding —
Basic	7,054,442	7,002,353
Net effect of dilutive stock
Options—based on the treasury stock method using average market	19,114	91,800

Weighted average shares outstanding —
Diluted	7,073,556	7,094,153

Net Income (Loss)	$343,683	$472,753

Per share amount
Basic	$0.05	$0.07
Diluted	$0.05	$0.07